UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Umpqua Holdings Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

904214103

(CUSIP Number)

April 18, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 904214103	Page 2 of 17 Pages

1	Names of reporting persons Warburg Pincus Private Equity X, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 24,109,564 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 24,109,564 (1)
9	Aggregate amount beneficially owned by each reporting person 24,109,564 (1)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 11.0% (2)
12	Type of reporting person PN

(1)	Includes (i) 21,636,286 shares of common stock, no par value per share (“Common Stock”) and (ii) the warrant exercisable to purchase 2,473,278 shares of Common Stock (the “Warrant”).
(2)	Calculation based on approximately 219,192,178 shares of Common Stock, which includes (i) 216,718,900 shares of Common Stock issued and outstanding (not including shares held in treasury) as of April 18, 2014 and (ii) 2,473,278 shares of Common Stock reserved for issuance upon exercise of the Warrant.

13G

CUSIP No. 904214103	Page 3 of 17 Pages

1	Names of reporting persons Warburg Pincus X Partners, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 24,109,564 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 24,109,564 (1)
9	Aggregate amount beneficially owned by each reporting person 24,109,564 (1)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 11.0% (2)
12	Type of reporting person PN

(1)	Includes (i) 21,636,286 shares of Common Stock and (ii) the Warrant exercisable to purchase 2,473,278 shares of Common Stock.
(2)	Calculation based on approximately 219,192,178 shares of Common Stock, which includes (i) 216,718,900 shares of Common Stock issued and outstanding (not including shares held in treasury) as of April 18, 2014 and (ii) 2,473,278 shares of Common Stock reserved for issuance upon exercise of the Warrant.

13G

CUSIP No. 904214103	Page 4 of 17 Pages

1	Names of reporting persons Warburg Pincus X, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 24,109,564 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 24,109,564 (1)
9	Aggregate amount beneficially owned by each reporting person 24,109,564 (1)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 11.0% (2)
12	Type of reporting person PN

(1)	Includes (i) 21,636,286 shares of Common Stock and (ii) the Warrant exercisable to purchase 2,473,278 shares of Common Stock.
(2)	Calculation based on approximately 219,192,178 shares of Common Stock, which includes (i) 216,718,900 shares of Common Stock issued and outstanding (not including shares held in treasury) as of April 18, 2014 and (ii) 2,473,278 shares of Common Stock reserved for issuance upon exercise of the Warrant.

13G

CUSIP No. 904214103	Page 5 of 17 Pages

1	Names of reporting persons Warburg Pincus X LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 24,109,564 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 24,109,564 (1)
9	Aggregate amount beneficially owned by each reporting person 24,109,564 (1)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 11.0% (2)
12	Type of reporting person OO

(1)	Includes (i) 21,636,286 shares of Common Stock and (ii) the Warrant exercisable to purchase 2,473,278 shares of Common Stock.
(2)	Calculation based on approximately 219,192,178 shares of Common Stock, which includes (i) 216,718,900 shares of Common Stock issued and outstanding (not including shares held in treasury) as of April 18, 2014 and (ii) 2,473,278 shares of Common Stock reserved for issuance upon exercise of the Warrant.

13G

CUSIP No. 904214103	Page 6 of 17 Pages

1	Names of reporting persons Warburg Pincus Partners LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 24,109,564 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 24,109,564 (1)
9	Aggregate amount beneficially owned by each reporting person 24,109,564 (1)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 11.0% (2)
12	Type of reporting person OO

(1)	Includes (i) 21,636,286 shares of Common Stock and (ii) the Warrant exercisable to purchase 2,473,278 shares of Common Stock.
(2)	Calculation based on approximately 219,192,178 shares of Common Stock, which includes (i) 216,718,900 shares of Common Stock issued and outstanding (not including shares held in treasury) as of April 18, 2014 and (ii) 2,473,278 shares of Common Stock reserved for issuance upon exercise of the Warrant.

13G

CUSIP No. 904214103	Page 7 of 17 Pages

1	Names of reporting persons Warburg Pincus & Co.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 24,109,564 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 24,109,564 (1)
9	Aggregate amount beneficially owned by each reporting person 24,109,564 (1)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 11.0% (2)
12	Type of reporting person PN

(1)	Includes (i) 21,636,286 shares of Common Stock and (ii) the Warrant exercisable to purchase 2,473,278 shares of Common Stock.
(2)	Calculation based on approximately 219,192,178 shares of Common Stock, which includes (i) 216,718,900 shares of Common Stock issued and outstanding (not including shares held in treasury) as of April 18, 2014 and (ii) 2,473,278 shares of Common Stock reserved for issuance upon exercise of the Warrant.

13G

CUSIP No. 904214103	Page 8 of 17 Pages

1	Names of reporting persons Warburg Pincus LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 24,109,564 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 24,109,564 (1)
9	Aggregate amount beneficially owned by each reporting person 24,109,564 (1)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 11.0% (2)
12	Type of reporting person OO

(1)	Includes (i) 21,636,286 shares of Common Stock and (ii) the Warrant exercisable to purchase 2,473,278 shares of Common Stock.
(2)	Calculation based on approximately 219,192,178 shares of Common Stock, which includes (i) 216,718,900 shares of Common Stock issued and outstanding (not including shares held in treasury) as of April 18, 2014 and (ii) 2,473,278 shares of Common Stock reserved for issuance upon exercise of the Warrant.

13G

CUSIP No. 904214103	Page 9 of 17 Pages

1	Names of reporting persons Charles R. Kaye
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 24,109,564 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 24,109,564 (1)
9	Aggregate amount beneficially owned by each reporting person 24,109,564 (1)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 11.0% (2)
12	Type of reporting person IN

(1)	Includes (i) 21,636,286 shares of Common Stock and (ii) the Warrant exercisable to purchase 2,473,278 shares of Common Stock.
(2)	Calculation based on approximately 219,192,178 shares of Common Stock, which includes (i) 216,718,900 shares of Common Stock issued and outstanding (not including shares held in treasury) as of April 18, 2014 and (ii) 2,473,278 shares of Common Stock reserved for issuance upon exercise of the Warrant.

13G

CUSIP No. 904214103	Page 10 of 17 Pages

1	Names of reporting persons Joseph P. Landy
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 24,109,564 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 24,109,564 (1)
9	Aggregate amount beneficially owned by each reporting person 24,109,564 (1)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 11.0% (2)
12	Type of reporting person IN

(1)	Includes (i) 21,636,286 shares of Common Stock and (ii) the Warrant exercisable to purchase 2,473,278 shares of Common Stock.
(2)	Calculation based on approximately 219,192,178 shares of Common Stock, which includes (i) 216,718,900 shares of Common Stock issued and outstanding (not including shares held in treasury) as of April 18, 2014 and (ii) 2,473,278 shares of Common Stock reserved for issuance upon exercise of the Warrant.

13G

CUSIP No. 904214103	Page 11 of 17 Pages

Item 1(a)	Name of Issuer:

Umpqua Holdings Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

One SW Columbia Street, Suite 1200

Portland, Oregon 97258

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons (together, the “Reporting Persons”) pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13(d)-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”): Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP Private Equity X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership, (“WP X Partners,” and together with WP Private Equity X, “WP X”), Warburg Pincus X, L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-Chief Executive Officers of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”). Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.

The Warburg Pincus Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13G as Exhibit A attached hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.

Item 2(c)	Citizenship:

•	WP Private Equity X: Delaware limited partnership

•	WP X Partners: Delaware limited partnership

•	WP X LP: Delaware limited partnership

•	WP X LLC: Delaware limited liability company

13G

CUSIP No. 904214103	Page 12 of 17 Pages

•	WP Partners: New York limited liability company

•	WP: New York general partnership

•	WP LLC: New York limited liability company

•	Charles R. Kaye: United States Citizen

•	Joseph P. Landy: United States Citizen

Item 2(d)	Title of Class of Securities:

Common Stock, no par value per share.

Item 2(e)	CUSIP Number.:

904214103

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable

Item 4	Ownership:

(a) Amount beneficially owned:

20,965,560 shares of Common Stock and the Warrant exercisable to purchase 2,396,606 shares of Common Stock, held by WP Private Equity X and 670,726 shares of Common Stock and the Warrant exercisable to purchase 76,672 shares of Common Stock, held by WP X Partners. By reason of the provisions of Rule 13d-3 promulgated under the Exchange Act, WP X LP, WP X LLC, WP Partners, WP, WP LLC and Messrs. Kaye and Landy may be deemed to be the beneficial owners of the shares of Common Stock held by WP X and the Warrant held by WP X. Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC and Messrs. Kaye and Landy disclaims beneficial ownership of the Common Stock and the Warrant, except to the extent of its or his pecuniary interest in such Common Stock or Warrant.

(b) Percent of class:

10.7% with respect to WP Private Equity X and 0.3% with respect to WP X Partners.

(c) Number of shares as to which such person has:

(i)	sole power to vote or direct to vote: 0

(ii)	shared power to vote or to direct to vote: 24,109,564.

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 24,109,564.

Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Warburg Pincus Reporting Persons may be deemed as a group to have beneficial ownership of 24,109,564 shares of Common Stock (including 21,636,286 shares of Common Stock and the Warrant exercisable to purchase 2,473,278 shares of Common Stock), representing approximately 11.0% of the

13G

CUSIP No. 904214103	Page 13 of 17 Pages

outstanding Common Stock. All of the percentages calculated in this Schedule 13G are based upon an aggregate of approximately 219,192,178 shares of Common Stock, which includes (i) 216,718,900 shares of Common Stock issued and outstanding (not including shares held in treasury) as reported in the Issuer’s Form S-3 filed on April 18, 2014 and (ii) 2,473,278 shares of Common Stock reserved for issuance upon exercise of the Warrant.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

See Item 2(a) above.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2014

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Robert B. Knauss
Partner

WARBURG PINCUS X PARTNERS, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Robert B. Knauss
Partner

WARBURG PINCUS X, L.P.
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Robert B. Knauss
Partner

WARBURG PINCUS X LLC
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Robert B. Knauss
Partner

WARBURG PINCUS PARTNERS LLC
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Robert B. Knauss
Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Robert B. Knauss
Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Robert B. Knauss
Managing Director

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-Fact*

*	Power of Attorney given by Mr. Kaye and Mr. Landy was previously filed with the United States Securities and Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Holdings, Inc. and is hereby incorporated by reference.

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: April 29, 2014

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Robert B. Knauss
Partner

WARBURG PINCUS X PARTNERS, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Robert B. Knauss
Partner

WARBURG PINCUS X, L.P.
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Robert B. Knauss
Partner

WARBURG PINCUS X LLC
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Robert B. Knauss
Partner

WARBURG PINCUS PARTNERS LLC
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Robert B. Knauss
Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Robert B. Knauss
Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Robert B. Knauss
Managing Director

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-Fact*

*	Power of Attorney given by Mr. Kaye and Mr. Landy was previously filed with the United States Securities and Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Holdings, Inc. and is hereby incorporated by reference.